SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                          (Amendment No. _____)

                        Buffalo Capital VI, Ltd.
                            (Name of Issuer)

Common Stock                                 464887 10 8
______________________________               ___________________
(Title of Class of Securities)               (CUSIP Number)

Elizabeth Panko
5001 Spring Valley Rd., Ste. 800E
Dallas, TX  75244
(972) 991-0001
___________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                             April 21, 1999
         _______________________________________________________
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:____.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1)      Name of Reporting Person:  GINA SETLIN-FARD
        S.S. OR I.R.S. Identification No. of Above Person:

2)      Check the Appropriate Box if a Member of a Group:
        (a) _____
        (b) __X__

3)      SEC Use Only:

4)      Source of Funds:      PF

5)      Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e): ____YES  __X__NO

6)      Citizenship or Place of Organization:       United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7)      Sole Voting Power:           5,700,000
8)      Shared Voting Power:         0
9)      Sole Dispositive Power:      5,700,000
10)     Shared Dispositive Power:    0

11)     Aggregate Amount Beneficially Owned by Each Reporting
        Person: 5,700,000

12)     Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _____

13)     Percent of Class Represented by Amount in Row (11): 19%

14)     Type of Reporting Person:    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
SIGNATURE ATTESTATION.

ITEM 1.        SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock of Buffalo Capital VI, Ltd. (the "Issuer"). Its principal executive offices are located at 5001 Spring Valley Road, Suite 800E, Dallas, TX 75244.

ITEM 2.        IDENTITY AND BACKGROUND.

Ms. Gina Setlin-Fard's address is 421 Rodeo Drive, Beverly Hills,
California  90212.

Gina Setlin-Fard is President, Secretary and Director since December, 1998, of Buffalo Capital VI, Ltd.

She was President of Computers for Kids from September 1996 to
March 1999, a pending non-profit organization which donates set-top computer technology and training to inner-city and rural communities through public schools. Her extensive background in public relations and marketing in the political, educational and international case good industries has assisted her in working with high level federal and state officials. She has developed working partnerships with officials, corporate executives and major technology companies to implement a national Computers for Kids program. She is responsible for developing a national volunteer organization of 30,000+ volunteers which train individuals to use set-top and internet technology. She was responsible for initiating proposals, negotiating contracts, licensing agreements, and the daily operation of the company.

Ms. Setlin-Fard worked for Ninos "Earth" Centro from June 1993 to August 1996. As a grant writer and program developer for this bilingual environmental non-profit organization, she wrote proposals to find an environmental program to teach Spanish-speaking inner city, under-serviced children and their families the importance of environmental concerns and their impact on the earth and the quality of the families' lives.

She possesses a high degree of understanding of new technologies, digital convergence, the internet and the development of web based software.

Ms. Setlin-Fard has not been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

Ms. Setlin-Fard has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Ms. Gina Setlin-Fard is a United States citizen.


ITEM 3.        SOUCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION.

        Ms. Gina Setlin-Fard received her shares for the consideration of One (1) Dollar.

ITEM 4.        PURPOSE OF TRANSACTION.

Ms. Gina Setlin-Fard acquired the securities of the issuer for long term investment purposes.

A business combination transaction has occurred between the Issuer and isolver.com, inc., a Nevada corporation. The Issuer exchanged
5,380,000 shares of its common stock for all of the issued and outstanding common stock of isolver.com, inc. on April 21, 1999. Ms. Setlin-Fard is a Director of isolver.com, inc..

The Issuer has changed its name to isolver.com, inc. by amending its Articles of Incorporation. A Special Meeting of Shareholders will be called to further change the Issuer's Articles of Incorporation to add another class of securities, Class B Common Stock, with each share having 10,000 votes per share.
Additional Directors and/or Officers may be added when deemed necessary or appropriate. These changes may impede the acquisition of control of the Issuer by any person.

Other than described above, Ms. Setlin-Fard has no other present plans or proposals which relate to or would result in:

        1. the acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

        2. a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

        3. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        4. a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or,

        5.     any action similar to any of those enumerated above.

Notwithstanding the foregoing, Ms. Setlin-Fard will continue to review her investment in the Issuer and reserve the right to change her intention with respect to any or all of such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Ms. Setlin-Fard beneficially owns 5,700,000 shares (19%) of the Issuer.

 Ms. Setlin-Fard has sole power to vote or to direct to vote, sole power to dispose or to direct the disposition of 5,700,000 shares of the Issuer.


There have been no transactions within the last 60 days.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares owned by Ms. Setlin-Fard.

Ms. Setlin-Fard will continue to be the beneficial owner of more than five percent of the outstanding common stock of the issuer.

ITEM 6.        CONTRACTS, ARRANGEMENTS,
UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

        There are no contracts, agreements, understandings or relationships (legal or otherwise) between Ms. Gina Setlin-Fard and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

        None.

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

August 13, 1999

/s/_________________________
        GINA SETLIN-FARD